Exhibit 12.1

Marathon Petroleum Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS – Unaudited

	Three Months Ended	For the Years Ended December 31,
	March 31, 2011	2010	2009	2008	2007	2006
Portion of rentals representing interest	$13,975,713	$61,908,503	$50,592,809	$55,958,684	$54,189,470	$45,036,641
Capitalized interest	26,130,042	83,714,944	77,756,600	60,031,870	8,933,464	16,857,045
Other interest and fixed charges	14,736,305	6,731,373	7,894,305	8,523,979	7,344,433	9,322,872

Total fixed charges (A)	$54,842,060	$152,354,820	$136,243,714	$124,514,533	$70,467,367	$71,216,558

Earnings-pretax income with applicable adjustments (B)	$856,962,919	$1,085,675,717	$763,602,331	$2,007,000,688	$3,479,185,737	$4,636,684,444

Ratio of (B) to (A)	15.63	7.13	5.60	16.12	49.37	65.11